SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated November 14th, 2006, regarding Telefónica de Argentina S.A.’s capital stock reduction, approved in the Special Shareholders’ Meeting held on September 7th, 2006.

Item 1
Telefónica de Argentina S.A.

Buenos Aires, November 14th, 2006

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Telefónica de Argentina S.A. - Capital Stock Reduction

Dear Sirs,

               I am writing to you in my capacity as attorney of Telefónica de Argentina S.A. (“Telefónica” or the “Company”), in connection with Telefónica’s capital stock reduction, approved in the Special Shareholders’ Meeting held on September 7th, 2006.

               Pursuant to the requirements of Comisión Nacional de Valores [Argentine SEC], I attach hereto a summary of the Explanatory Report of the Statutory Committee for subsequent publication, including the grounds that account for the conclusion of the Statutory Committee dated August 11th, 2006 in connection with the capital stock reduction.

               Please be informed that the full explanatory report (the “Full Report”) was published in the Daily Press Release of Bolsa de Comercio de Buenos [Buenos Aires Stock Exchange] dated November 13th, 2006, available to shareholders at Telefónica’s main office located in Avda. Ingeniero Huergo 723, ground floor, City of Buenos Aires; at Bolsa de Comercio de Buenos Aires; at Autopista de la Información Financiera [Financial Information Highway] (webpage of Comisión Nacional de Valores [Argentine SEC]: www.cnv.gov.ar); and on Telefónica’s webpage: www.telefonica.com.ar.

               Yours sincerely,

Santiago Barca Attorney Telefónica de Argentina S.A.

Telefónica de Argentina S.A.

SUMMARY OF THE EXPLANATORY REPORT OF THE STATUTORY COMMITTEE ON
THE CAPITAL STOCK REDUCTION

Buenos Aires City, November 13th, 2006

To the Shareholders and Members of the Board of Directors of TELEFÓNICA DE ARGENTINA S.A. Av. Ing. Huergo 723 – ground floor Buenos Aires City

In our capacity as members of the Statutory Committee of Telefónica de Argentina S.A., (hereinafter, the “Company”), pursuant to the provisions set forth in Section 203 of the Business Companies Law, dated August 11th, 2006, we have issued a special report on the capital stock reduction proposed by the Board on August 8th, 2006.

Upon the Board of Director’s request, we hereby issue the following explanatory report, with the grounds that account for the conclusion of the report mentioned in the above paragraph, in order to be submitted to Comisión Nacional de Valores [Argentine SEC] (“CNV”) in connection with the notice sent by the CNV dated November 9th, 2006, within the framework of file No. 1137/06 regarding “Telefónica de Argentina S.A. on Public Offering Partial Cancellation.”

I.	PURPOSE OF OUR REPORT

The purpose of our work was to make sure that the above proposal shall not affect:

a.	the principle of equality among shareholders, and

b.	the rights of third parties,

seeing to the compliance with the applicable requirements under the provisions set forth in the effective regulations.

II. SCOPE OF THE REPORT

The general scope of our work in connection with the purpose stated in item I encompassed the following:

a.	Analysis of the above proposal, particularly addressing:

	•	The reasonability underlying the Board's grounds for making such proposal,

	•	The described implementation method, making sure that the principle of equal rights among shareholders and the rights of third parties are upheld.

b.	Analysis of the economic and financial position of the Company at June 30th, 2006 before the capital stock reduction, as evidenced in the Company’s financial statements at such date. In such connection, CPA Rosana Serio, one of Pistrelli, Henry Martin y Asociados S.R.L. partners, issued her audit report dated August 8th, 2006 with a favorable opinion and with no exceptions whatsoever.

Telefónica de Argentina S.A.

c.	Assurance that, based on the economic and financial forecasts prepared by the Company's Board of Directors and the economic and financial position described in item b), the changes in shareholders’ equity implied in the relevant capital stock reduction shall not impair the Company’s capacity to fulfill its obligations to third parties.

III. LIST OF THE MAIN TASKS PERFORMED

In connection with this item, see the Full Report.

IV. GROUNDS FOR THE CONCLUSION

To ground our conclusion, we have considered the following information resulting from the tasks described above:

a.	The Board's proposal to reduce the capital stock accurately states the reasons underlying such proposal:

1)	The corporate business can be conducted with a portion of the capital stock below the present one.

2)	The current leverage ratio can be increased through a more efficient capital structure for both the Company and the shareholders.

3)	As a result of 1) and 2) above, the return on the equity will improve with no impact on the Company’s development plans.

Against this background, based on the statements in the following items (g) and (h), the grounds pointed out by the Board to approve the proposal are deemed reasonable.

b.	The grounds taken into account by the Board to assess the feasibility to implement the relevant reduction are as follows:

1)	The Company’s creditworthiness in the domestic and international capital and banking markets.

2)	The efforts made by the Company to reduce its indebtedness, reducing its financial debt by US$ 1.15 billion, approximately, since December 2001.

3)	The maturity profile of the current financial debt, which shows conservative characteristics for the domestic market.

Therefore, based on the statements in the following items (g) and (h), the grounds pointed out by the Board to approve the proposal are deemed reasonable.

c.	The procedure suggested to carry out the relevant reduction is to implement, simultaneously and in a single operation, the capital stock reduction and the change in

Telefónica de Argentina S.A.

the share par value, with no distribution of equity appreciation, and reaching all the shareholders and outstanding shares; hence the capital reimbursement and delivery of shares will be exclusively due to the capital stock reduction. Consequently, this action provides for an equal treatment to all shareholders, allowing them to recover a part of their original contribution, and keeping the same shareholding in the Company and ensuring that no shareholder will lose its capacity as such due to the capital stock reduction.

d.	In connection with the payments to be made abroad, the Board of Directors suggested taking the exchange rate daily reported by the Central Bank of the Argentine Republic according to Communication A3500 of the day before the actual payment of the capital stock reduction (or, if applicable, that duly defined by the relevant Meeting). We have no reserve whatsoever in such respect.

e.	Furthermore, it was resolved to get the relevant approvals from the Shareholders’ Meeting, Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange] and Comisión Nacional de Valores [Argentine SEC].

f.	The Board of Directors agreed to use the financial statements corresponding to the six- month period ended at June 30th, 2006 as the basis to determine the shareholders' equity composition before and after the proposed reduction.

g.	The Company’s financial statements corresponding to the six-month period ended at June 30th, 2006, audited as stated in III. a., evidence that the Company’s economic and financial position is in line with the comments made by the Board of Directors as described in items a. and b. above. Based on such financial statements and the certification described in III. g., the capital stock reduction shall not result in falling into the assumptions of Section 206 of the Business Companies Law (mandatory capital stock reduction), or Section 94, Subsection 5 (dissolution due to equity loss).

h.	The economic and financial forecasts made by the Company (stated in III. d.), starting from the equity position referred to in the above item show that the changes in the shareholders’ equity resulting from the capital reduction shall not jeopardize the Company's capacity to fulfill its obligations, taken account of the statements of item b. above.

i.	The same is applicable to the estimates stated in III.e

Based on the work performed and the considerations made in the above paragraphs, we understand that:

•	The motives pointed out by the Board to make their proposal are reasonable.

•	The reduction implementation method as per the relevant proposal is appropriate since the equality rights of shareholders are observed and it assures that no shareholder shall lose its as such as a result of the reduction.

•	Based on the economic and financial forecasts prepared by the Company's Board of Directors and the economic financial position described above, the changes in shareholders’ equity implied in the relevant capital stock reduction shall not impair the Company’s capacity to fulfill its obligations to third parties.

Telefónica de Argentina S.A.

•	From all the evidence collected in the performed tasks, there is no relevant consideration relative to the purpose of our work leading to object the proposal or implementation method.

V. FACTS FOLLOWING THE ISSUE OF THIS REPORT.

In connection with this item, see the Full Report.

VI. CONCLUSION

As to the purpose stated in I, based on the work performed within the scope described in II and which included the tasks indicated in III, items a) to h), taking account of the grounds pointed out in IV, as concluded in our report dated August 11th, 2006, we have no observations to make relative to the voluntary capital stock reduction proposed by the Company’s Board on August 8th, 2006.

Furthermore, the evidence collected after the issue of this report dated August 11th, 2006 does not indicate any observation relative to the purposes of this work.

This summary made by the Company is not the Explanatory Report of the Statutory Committee dated November 13th, 2006 regarding Telefónica’s capital stock reduction fully published in the Daily Press Release of the Buenos Aires Stock Exchange on November 13th, 2006.

The Report of the Statutory Committee on Telefónica’s capital stock reduction proposal was issued on August 11th, 2006 and the Explanatory Report on the reasons sustaining the conclusion of the Report dated August 11th, 2006 was published on November 13th, 2006.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: November 17, 2006	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel